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                                                           Exhibit (a)(9)


EMERYVILLE, Calif., April 17 /PRNewswire/ -- Chiron Corp (Nasdaq: CHIR - news) announced today that it commenced its previously announced offer to exchange new subordinated convertible notes for its existing 1.90% Convertible Subordinated Notes due November 17, 2000.

The new debentures will have a maturity date of May 15, 2007, a coupon rate of 4.5%, and a conversion premium of 33%. The specific conversion price of the new notes will be established based on the average closing price of Chiron common shares for each of the five business days ending on (and including) May 10, unless the offer is extended. In addition to the new notes, current note holders who participate in the exchange offer will receive a cash payment equal to the difference between the value of the existing notes and the exchanged notes, as more fully described in the prospectus.

This exchange offer is intended to preserve existing debt/equity ratios, extend the maturity of a comparable amount of indebtedness, and increase the conversion price, thereby decreasing the amount of equity issuable upon conversion as compared to the existing notes.

Consummation of the exchange offer is conditioned on receipt of at least 75 percent of the 1.90% Convertible Subordinated Notes being validly tendered, and upon the stock price average which determines the conversion price being between $40 and $55 per share.

The exchange offer will expire at 12:01 a.m., Eastern Standard Time, on May 15, 2000, unless we extended the offer.

For more information, and a copy of the prospectus, holders of the 1.90% Convertible Subordinated Notes may contact Georgeson Shareholder
Communications Inc. at 17 State Street, 10th Floor, New York, NY 10004, or via telephone at 800-223-2064.

Goldman, Sachs & Co. will act as the dealer manager to solicit exchanges. State Street Bank and Trust Co. of California, N.A. will act as exchange agent. Georgeson Shareholder Communications Inc. will act as the information agent.

About Chiron

Chiron Corporation is a leading biotechnology company that participates in three global healthcare markets: biopharmaceuticals, vaccines and blood testing. The company is applying a broad and integrated scientific approach to the development of innovative products for preventing and treating cancer, infection and cardiovascular disease. For more information about Chiron, visit the company's web site at www.chiron.com.